September 17, 2019

Warren Sheppard
Chief Executive Officer
Kibush Capital Corp.
2215-B Renaissance Drive
Las Vegas, NV 89119

       Re: Kibush Capital Corp.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed September 12, 2019
           File No. 333-233066

Dear Mr. Sheppard:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.



Amendment No. 1 to Form S-1 Filed September 12, 2019

General

1. We note your disclosure that you do not have enough authorized shares to complete the offering and that you intend to increase your authorized shares by filing Articles of
       Amendment in Nevada. Please disclose whether you intend to comply with the requirements of Schedule 14A for the increase in your authorized shares prior to offering your shares.
 Warren Sheppard
Kibush Capital Corp.
September 17, 2019
Page 2
Related Party Transactions, page 36

2. We note the amounts loaned to you from Mr. Sheppard in 2018 and 2019. Please disclose largest aggregate amount of principal outstanding, the amount of principal paid, the amount of interest paid and the interest payable on the loans. Refer to
Item 404(a)(5) of
      Regulation S-K. Additionally, please disclose the information required by
Item 404(c) for
      your promoters.
Condensed Consolidated Financial Statements, page 40

3. Please update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.
Exhibits

4. We note that the legal opinion currently opines on up to 250,000,000 shares of common stock. Please have legal counsel revise his legal opinion to cover all the securities being offered.
Exhibit 23.2
Independent Registered Public Accounting Firm's Consent, page 1

5. Your independent auditor's consent continues to refer to the audit report dated February 8,
      2019 on your consolidated financial statements as of and for fiscal year ended September
      30, 2018. However, we note that the audit report included on page F-21 of your filing is dated February 4, 2019. Please have your independent auditor revise their consent to correct the audit report date for fiscal year ended September 30, 2018.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

FirstName LastNameWarren Sheppard                           Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameKibush Capital Corp.
                                                            Mining
September 17, 2019 Page 2
cc:       Matt Stout
FirstName LastName